Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 4876

Our Ref: CSA/PAC1/24

8th August 2002

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are forwarding the following documents for filing:

(a) Announcement Form.

(b) Press Release

(c) Text of the highlights announcement which will be advertised on 9th August 2002 in the following publications:

Financial Times
Asian Wall Street Journal

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu (Mrs.)
Deputy Secretary

MY/df
Encl.
Pac/Pac1-24 SEHKNY/SEHK-NY

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

From : Swire Pacific Limited (Name of Company/Representative Company) — No. of pages: One

Paul A. Moore (Responsible Official) — 2840 8868 (Margaret Yu) (Contact Telephone Number) — 8th August 2002 Date

Name of listed company : Swire Pacific Limited

Year end date : 31 / 12 / 2002

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ ~~Neither~~ N/A

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1 / 1 / 2002 to 30 / 6 / 2002 (HK$) million		(~~Audited~~/Unaudited*) Last Corresponding Period from 1/1/2001 to 30 / 6 / 2001 (HK$) million
Turnover	:			
- Continuing		7,406		6,920
- Discontinued		-		-
Profit/(Loss) from Operations	:			
- Continuing		2,311		2,026
- Discontinued		-		-
Finance Cost	:	(295)		(264)
Share of Profit / (Loss) of Associates	:	1,042		943
Share of Profit / (Loss) of Jointly Controlled Entities	:	214		140
Profit / (Loss) after Taxation & MI	:	2,734		2,409
% Change over Last Period	:	+13.5 %		
EPS / (LPS) - Basic	:	176.2¢/"A" 35.2¢/"B"		155.2¢/"A" 31.0¢/"B"
- Diluted	:	N/A		N/A
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil
Profit / (Loss) after ETD Items	:	2,734		2,409
Interim / ~~Final~~* Dividend per Share	:	40.0¢/"A" 8.0¢/"B"		36.0¢/"A" 7.2¢/"B"
(specify if with other options)	:	Nil		Nil
B / C Dates for Interim / ~~Final~~* Dividend	:	16 / 9 / 2002	to	20 / 9 / 2002
Payable Date	:	2 / 10 / 2002		
B / C Dates for (________) General Meeting	:	N/A	to	bdi.
Other Distribution for Current Period	:	N/A		
B / C Date for Other Distribution	:	N/A	to	bdi.

* Please delete as appropriate.

For and on behalf of
SWIRE PACIFIC LIMITED

Signature : [signature]
Name : Paul A. Moore
Title : Secretary

Swire Pacific Limited
Financial Highlights

	Note	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Turnover		**7,406**	6,920	15,198
Operating profit		**2,311**	2,026	4,391
Profit attributable to shareholders		**2,734**	2,409	4,118
Net cash from operating activities		**2,079**	2,062	4,475
Shareholders' funds and minority interests		**78,319**	83,899	77,600
Consolidated net borrowings		**14,188**	16,810	16,756
		HK¢	HK¢	HK¢
Earnings per share:	1			
'A' shares		**176.2**	155.2	265.3
'B' shares		**35.2**	31.0	53.1
		HK¢	HK¢	HK¢
Dividends per share				
'A' shares		**40.0**	36.0	112.0
'B' shares		**8.0**	7.2	22.4
		HK$	HK$	HK$
Shareholders' funds per share				
'A' shares		**47.39**	50.79	47.00
'B' shares		**9.48**	10.16	9.40
Gearing ratio - percentage	2	**18**	20	22
Interest cover-times	3	**7.83**	7.67	8.91
Cash interest cover-times	4	**5.26**	3.40	4.01
Dividend cover-times	5	**4.40**	4.31	2.37

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period.

2. Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

3. Interest cover is calculated by dividing operating profit by net finance charges.

4. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.

5. Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the period.

GROUP PUBLIC AFFAIRS Tel: 2840 8098 Fax: 2526 9365 G.P.O. Box 1 Hong Kong

Chairman's Statement

Consolidated Results

The profit attributable to shareholders for the first half of 2002 was HK$2,734 million, an increase of 13.5% compared to HK$2,409 million for the same period in 2001.

Your directors have today declared interim dividends of HK¢40.0 (2001: HK¢36.0) per 'A' share and HK¢8.0 (2001: HK¢7.2) per 'B' share payable on 2nd October 2002 to shareholders registered at the close of business on 20th September 2002. The share registers will be closed from 16th September to 20th September 2002, both dates inclusive.

Markets and operations

In the context of both the local and global economies the group's businesses have performed well. All five divisions reported increased profits for the period. In particular, the Aviation Division has achieved a marked turnaround after the severe slump in worldwide demand for travel and tourism suffered in the fourth quarter of 2001.

The Property Division was affected by continuing downward pressure on office rents, but retail rents held up and conditions in the market for sales of residential flats stabilized. Profits of HK$315 million on sales of flats at The Albany enabled a 20.4% increase in attributable profits over the prior period to HK$1,629 million.

During the period, the Property Division took a 62.5% interest in the US$200 million (HK$1,560 million) Jade Residences development in Miami and committed HK$1,425 million for the construction cost of the Pacific Forum office tower to extend Pacific Place in Hong Kong. Agreement was reached to develop the Taikoo Hui Guangzhou Cultural Plaza, in the Tianhe District of Guangzhou, together with Guangzhou Daily News at a cost of RMB4,000 million. This project will be 55% owned by the group and is planned for completion in 2007.

The Aviation Division reported attributable profits of HK$779 million, a 10.7% improvement on the prior year, as passenger and cargo traffic volumes recovered from the very difficult market conditions experienced in the second half of 2001; yields however remained depressed. Additional orders were placed for six new aircraft for delivery in late 2003 and early 2004.

The Beverages, Marine Services and Trading & Industrial Divisions produced a combined profit attributable to Swire Pacific of HK$511 million, an improvement of 20.8% on the previous year. This included a HK$69 million profit on the sale of the group's interest in Schneider Swire and a HK$50 million charge for rationalisation costs in the motors business in Mainland China. Profit growth at Swire Pacific Offshore and the Swire Coca-Cola operations in Mainland China and Hong Kong was partly offset by reduced operating profits at Taikoo Motors and Modern Terminals.

Although underlying interest rates fell, the charge for the period increased as a result of a decline in interest capitalised in the Property Division.

A provision of HK$29 million was made against the group's investment in SESAMi Inc.

Finance

The group's financial position remains strong, with gearing of 18%, interest cover of 7.83 times and committed facilities of HK$17,812 million, of which 23% remained undrawn as at 30th June 2002.

Prospects

Whilst there are some real concerns as to the strength of the global economic recovery, the group's businesses are well positioned and most should at least maintain the level of performance achieved in the first half.

Pressure on office rents is likely to continue, but further profits from sale of flats at The Albany are likely to more than offset the decline in rental income.

Cathay Pacific is expected to benefit from the ongoing recovery in both travel and cargo demand.

In spite of uncertainty over the immediate economic outlook, the group continues to invest in its core businesses.

James Hughes-Hallett
Chairman
Hong Kong, 8th August 2002

Review Of Operations

Property Division

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Turnover			
Property investment	**2,355**	2,382	4,828
Property trading	**129**	174	1,092
Sale of investment properties	**410**	-	261
	2,894	2,556	6,181
Operating profit derived from:			
Property investment	**1,723**	1,758	3,471
Property trading	**11**	1	128
Sale of investment properties	**315**	-	205
	2,049	1,759	3,804
Share of profits before taxation of jointly controlled and associated companies			
Normal operations	**90**	45	222
Non-recurring items	**-**	-	(312)
	90	45	(90)
Attributable profit	**1,629**	**1,353**	**2,793**

Investment Property Portfolio - Gross Floor Area (thousand square feet)

Location	Total	Office	Techno-centres	Retail	Residential
Pacific Place	2,887	1,559	-	711	617
TaiKoo Place	4,073	2,262	1,811	-	-
Cityplaza	2,751	1,646	-	1,105	-
Festival Walk	1,213	232	-	981	-
Others	944	183	-	574	187
Total completed	**11,868**	**5,882**	**1,811**	**3,371**	**804**
Under development	2,807	2,792	-	-	15
Total	**14,675**	**8,674**	**1,811**	**3,371**	**819**

Hong Kong investment property: Gross rental income for the half-year to 30th June 2002 amounted to HK$2,315 million, compared with HK$ 2,346 million for the corresponding period in 2001. Demand for office space has remained weak. As a result, occupancy levels at the group's office portfolio have fallen in recent months, and rental reversions during the period have been negative overall. Whilst a recovery in the business climate is likely as economic conditions improve, new supply coming into the office market later this year and in 2003 will continue to exert pressure on rents.

In the retail market, occupancy levels have remained high and rental levels have been stable, as sales at the Pacific Place, Cityplaza and Festival Walk shopping centres have modestly outperformed in a generally weak retail sales environment.

Construction is underway on three investment properties:

- Cambridge House, an office tower providing approximately 272,000 square feet of office space linked to Devon House in TaiKoo Place, will be ready for occupation in mid-2003.
- Pacific Forum, close to Pacific Place, offering 629,000 square feet of office space, will be completed in 2004. The main construction contract for this building was awarded in May.

- 3 Coombe Road, The Peak, is a development of four luxury houses scheduled for completion at the end of 2002.

Swire Properties has acquired 100% of the Aik San and Melbourne industrial buildings in Quarry Bay. Demolition of both buildings will commence towards the end of the year. The combined site has a redevelopment potential of 821,000 square feet.

Hong Kong property trading: The residential market showed some evidence of modest growth in demand in the first half of 2002, although buyer sentiment remains fragile. The Les Saisons development at Aldrich Bay was completed in March: 702 units from a total of 864 have been sold to date. 452 units at Phase 3 of the Ocean Shores project were sold in May and June, with a full launch of this phase to be held in August to coincide with the opening of the adjacent MTR station at Tiu Keng Leng. The second phase of the Tung Chung development, now called Seaview Crescent, was completed in the first half of 2002 and [197] units have been sold since the recent launch in August.

Construction is underway on The Orchards residential development in Quarry Bay due for completion in mid-2003; this comprises two towers with 432 residential units, a new school and a community centre.

Sale of investment properties: A further 19 units at The Albany were sold in the first half of 2002.

Taikoo Shing arbitration: The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. Whilst the arbitrator's decision that Swire Properties has to surrender 1,974,000 square feet of its entitlement to build commercial gross floor area in Taikoo Shing is now accepted, the timing of the surrender and consequently the Government's entitlement to premium and interest is the subject of an appeals process for which the ultimate outcome has yet to be determined. The amount of HK$4,500 million which was accrued in the Swire Pacific group accounts as at 31st December 2000 remains our best estimate of the group's exposure.

Mainland China: Swire Properties has concluded an agreement with the Guangzhou Daily News Group to develop the Taikoo Hui Guangzhou Cultural Plaza in the Tianhe District of Guangzhou. The complex will consist of a major retail centre, offices, a hotel, a performing arts centre and a library and is scheduled for completion in 2007 at a total estimated cost of RMB4,000 million. Swire Properties has a 55% stake in this 4 million square feet development.

USA: In Miami, Courts Brickell Key, a 319-unit condominium tower will be completed later this year. Sales have been satisfactory. Construction of Jade Residences, a 336-unit residential condominium at Brickell Bay in which Swire Properties has recently taken a controlling interest, will commence shortly with completion scheduled for late 2004.

Aviation Division

	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Share of attributable profit before tax			
*Cathay Pacific Airways group	**618**	614	307
Hongkong Aircraft Engineering group	**126**	87	155
Hong Kong Dragon Airlines	**36**	42	66
Hong Kong Air Cargo Terminals	**102**	38	156
	882	781	684
Attributable profit	**779**	**704**	**520**

* These figures do not include Cathay Pacific Airways' share of profit from Hongkong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.

Operating Highlights

		Six months ended 30th June 2002	Six months ended 30th June 2001	Growth
Revenue passenger kilometres ("RPK")	*Million*	**23,072**	23,295	-1.0%
Passengers carried	*'000*	**5,932**	5,891	+0.7%
Passenger load factor	*%*	**78.1**	71.9	+6.2% pts
Passenger yield	*HK cents*	**45.4**	47.3	-4.0%
Cargo carried	*'000 tonnes*	**386**	340	+13.5%
Cargo and mail load factor	*%*	**70.2**	65.1	+5.1% pts
Cargo and mail yield	*HK$*	**1.83**	1.89	-3.2%
Cost per available tonne kilometre ("ATK")	*HK$*	**2.26**	2.32	-2.6%
Cost per ATK without fuel	*HK$*	**1.90**	1.89	+0.5%
Aircraft utilisation	*Hours per day*	**11.8**	12.7	-7.1%
On-time performance	*%*	**90.7**	84.8	+5.9% pts

The Cathay Pacific Group made a profit attributable to its shareholders of HK$1,412 million in the first half of 2002. This marks a strong turnaround from the loss of HK$662 million suffered in the second half of 2001, and reflects the positive effects of the recovery in both passenger and cargo demand this year.

The five passenger and two cargo aircraft which Cathay Pacific parked since the fourth quarter of 2001 remained out of service for the half year with a consequent reduction of 8.9% in offered seat capacity. This reduction in capacity and the better than expected recovery in traffic led to passenger load factor increasing by 6.2 percentage points to 78.1%. However, passenger yields declined by 4.0% due to lower ticket prices, less first and business class traffic and weaker regional currencies. Turnover decreased by 4.9% to HK$10,550 million.

Cathay Pacific's cargo operation achieved strong growth, with a 13.5% increase in tonnage carried as a result of a rebound in Asian exports. However, surplus capacity in the industry meant that cargo yields remained soft and were 3.2% lower than the previous year.

With signs of improving economic conditions, Cathay Pacific is bringing back into service the five previously parked passenger and one freighter aircraft and is progressively resuming services that were suspended last year. In addition, the airline introduced a fifth daily flight to Tokyo and added four times weekly daytime flights to London.

Cathay Pacific has also placed additional orders for six new aircraft: three Boeing 777-300s and three Airbus Industrie A330-300s for delivery in late 2003 and early 2004. This is in addition to three A340-600s which will be delivered in 2002 and 2003.

Cathay Pacific continues to upgrade products and services for its customers. It has passed the halfway mark in installing the new Business Class cabin in its long-haul fleet whilst an upgrade of the Economy Class cabin will be completed by the end of this year. New passenger lounges, created on the theme of The Pier, the airline's second premium lounge at Hong Kong International Airport, were opened at major destinations such as Bangkok, Seoul and Taipei.

Based on the recovery in passenger and cargo demand during the first half of 2002, Cathay Pacific expects to achieve an improved result in the traditionally stronger second half of the year.

Hong Kong Aircraft Engineering Company (HAECO) reported a profit attributable to its shareholders for the first half of 2002 of HK$240 million, compared with a profit of HK$175 million for the same period in 2001. Of this, the contribution from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) was HK$29 million (2001: HK$49 million) and from Hong Kong Aero Engine Services Limited (HAESL) was HK$47 million (2001: HK$34 million). Line maintenance activity has improved during the period following the downturn in the market seen in the last quarter of 2001. On average 191 aircraft were handled daily during the period compared with 186 in the first half of last year. The airframe maintenance and modification facilities operated by both HAECO and TAECO continued to be heavily utilised during the period. However, the size of the average work package has fallen as a result of base customers operating younger, more modern aircraft and weaker demand for cargo freighter conversions. The improved contribution from HAESL is a reflection of a 23% increase in the number of engines being serviced; work packages were performed on 80 engines compared to 65 for the same period last year. Construction work on TAECO's third hangar is on schedule for an opening in early 2003.

Hong Kong Air Cargo Terminals reported improved results on the back of a 17.4% growth in tonnage handled, already surpassing the previous volume records set in 2000.

Air Hong Kong (AHK) achieved improved results in the first half compared to the same period last year as a result of stronger exports to Europe and lower fuel prices. The load factor remained at 72% whilst the yield fell by 12.7%. In July, AHK launched a five times weekly service to Tokyo.

In February Cathay Pacific purchased the remaining 25% of AHK to make it a wholly owned subsidiary. Subsequent restructuring means that AHK will now be focused on serving the Asian region.

Hong Kong Dragon Airlines (Dragonair) recorded a lower interim profit compared to last year due to reduced yields and increased operating costs arising from additional capacity. During the first half of 2002, one A320, one A321 and one A330-300 joined the fleet, and were used to increase flight frequencies to major cities in Mainland China. Dragonair will take delivery of a further A330-300 and a B747-300 freighter in the second half of the year.

Cathay Pacific Catering Services reported a higher interim profit in Hong Kong due to additional business from new customers. However, the overseas catering facilities recorded lower profits compared to last year.

Hong Kong Airport Services reported a marginally higher profit in the first half compared to the same period last year despite competitive pressures and increased insurance charges.

Beverages Division

	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Turnover*	**2,365**	2,207	4,661
Operating profit	**114**	105	304
Share of profit before taxation of jointly controlled companies	**64**	45	85
Attributable profit	**104**	**85**	**252**

* Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$1,615 million in the first half of 2002 (2001: first half HK$1,463 million; full year HK$2,883 million).

Operating Highlights	Six months ended 30th June 2002				
	Total	Hong Kong	USA	Taiwan	Mainland China
Sales volume (million cases)	181.4	21.1	37.6	21.9	100.8
Franchise population (million)	408.4	6.9	5.7	22.4	373.4
Number of plants	16	1	2	2	11
Number of employees	11,842	1,066	1,788	847	8,141

Swire Beverages' interim profit, at HK$104 million, was 22% higher than the result for the same period last year. The improvement, which has been seen across all territories, can be attributed to a combination of successful new product launches, lower material prices and lower financing costs for its Taiwan and USA operations. These gains were partly offset by a HK$14 million reduction in interest income due to a restructuring of financing from shareholders.

Mainland China sales, which experienced an impressive growth of 16%, benefited from the introduction of several new non-carbonated beverages ('NCBs') including Qoo, which has already enjoyed significant sales success in Taiwan and Hong Kong. The new NCBs have broadened the customer offering although initial margins are low due, in part, to promotional activities. Extending the good interim result to the full year will depend upon maintaining momentum behind the new products and improving availability of single-serve carbonated soft drinks ('CSDs').

Sales volume in **Hong Kong** was up 10% compared to the first half of last year with a range of new products and flavours helping to drive demand. Attributable profit was further enhanced by efficiencies in sales operations and improving returns on vending assets.

Taiwan has benefited from the continuing success of Qoo, following its launch at the end of 2001, which more than compensated for weaker sales of CSDs as customers continued to shift preferences to NCBs. Total sales volume for the first half grew 12%. Profitability improved as a result of the sales gains, operational savings and lower financing charges.

USA sales volumes were affected by the weak economy, and were only marginally higher than the same period last year. Overall, despite the incremental costs associated with the Winter Olympics, profitability improved due to slightly higher pricing and significant savings in financing costs.

Marine Services Division

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Swire Pacific Offshore			
Turnover	**456**	405	893
Operating profit	**162**	133	336
Share of profits before taxation of jointly controlled and associated companies			
Ship repair, land engineering and harbour towage	**14**	23	36
Container terminal operations	**135**	145	320
Offshore oil support services	**14**	2	9
	163	170	365
Attributable profit	**294**	255	617

Operating Highlights	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
Fleet size at the end of period			
Number of vessels (Swire Pacific Offshore)	**52**	49	49
Number of vessels (Hongkong Salvage & Towage)	**25**	25	25
	77	74	74
Container terminal throughput (TEUs)			
Modern Terminals ('000)	**1,647**	1,764	3,674
Shekou Container Terminals ('000)	**347**	389	751
	1,994	2,153	4,425

The division reported attributable profits for the first half year of HK$294 million, compared with HK$255 million for the same period in 2001.

Swire Pacific Offshore has seen an increase in both fleet utilisation and charter rates as a result of continuing demand for offshore oilfield services during the period. However, uncertainty about the global economy has resulted in a reduction in new oil exploration and sub-sea construction activity, leading to a more cautious outlook for the second half of the year. The company took delivery of the first UT-710 10,800 bhp and two UT-738 7,200 bhp Anchor Handling Tug Supply vessels during the first six months. A further five vessels are expected to be delivered in the second half of the year, with six more deliveries in 2003.

Hongkong United Dockyards was adversely affected by lower utilisation of its ship repair facility in the face of the very poor freight markets, resulting in a deterioration in profitability. The land engineering business continues to suffer from project delays and the postponement of planned tenders.

Hongkong Salvage & Towage reported marginally lower results due to the decrease of vessel movements within the Hong Kong harbour. A further four tugs were ordered from Japan bringing to six the number of new vessels for delivery in 2002 and 2003.

The container terminals saw a decrease in profitability compared to the same period last year. **Modern Terminals** has been affected by increasing competition from terminals in Mainland China, whilst container volumes handled by **Shekou Container Terminals** were marginally down due to the transfer of China Ocean Shipping (Group) Company's services to the Kaifeng Terminal at the end of last year. The prospects for the second half of the year are more encouraging for Shekou Container Terminals with an increase in vessels handled and an overall improvement in tariffs expected.

Trading & Industrial Division

	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Turnover			
Taikoo Motors group	**1,224**	1,321	2,603
Swire Resources group	**325**	300	590
Other subsidiaries and head office	**158**	147	301
	1,707	1,768	3,494
Operating profit			
Taikoo Motors group	**5**	80	96
Swire Resources group	**26**	30	47
Other subsidiaries and head office costs	**66**	(11)	(31)
	97	99	112
Share of profits before taxation from jointly controlled companies			
Swire SITA group	**37**	38	121
Crown Can group	**7**	(17)	(27)
ICI Swire Paints	**4**	1	13
Others	**8**	5	9
Discontinued businesses	**1**	15	22
	57	42	138
Attributable profit	**113**	**83**	**130**

The division reported a half year attributable profit of HK$113 million compared with HK$83 million in 2001. Whilst contributions from subsidiaries fell, most of the division's joint ventures recorded sales and profit growth over 2001.

During the first half the company sold its interest in **Schneider Swire** which resulted in a profit of HK$69 million. This was substantially offset by HK$50 million of rationalisation costs for the division's car trading operations in Mainland China.

Subsidiaries

In addition to the rationalisation costs noted above, **Taikoo Motors** group recorded reduced operating profits in the first half. Strong demand for the division's portfolio of vehicles in Taiwan, particularly Volkswagen passenger cars and Volvo commercial vehicles, was offset by continued weakness in Volvo and Hyundai sales in Hong Kong. Initially robust car sales in Mainland China fell away sharply in the second quarter. The group has handed over the Volvo car distributorship in Taiwan, Northern China and Southern China and will give up the distributorship in Eastern China in the third quarter. The group recently augmented its portfolio of brands in Taiwan with the addition of the Audi distributorship.

Swire Resources, the division's sports shoes and apparel business, continued its recent solid performance. Profit at HK$26 million was only slightly below the record 2001 result despite general weakness in the Hong Kong retail market. The business opened its 50th shop in Hong Kong in May.

Having undergone considerable restructuring in the last 12 months, **Taikoo Sugar** incurred a small loss in the first half, but is now operating at a break-even level.

Swire Duro incurred a small loss in the first half. It is expected to show improvement in the second half as some key contracts are completed.

Jointly Controlled Entities

Swire SITA Waste Services reported marginally lower profits from its Hong Kong business due to lower throughput and continuing price deflation. The company continued to suffer larger than forecast losses from its waste-to-energy incinerator management contract in Kaohsiung although these have substantially reduced since 2001.

The **Crown Can** group recorded a significant improvement in the first half with a profit attributable to Swire Pacific of HK$7 million compared to a loss of HK$17 million in the same period last year. Demand for the companies' products, particularly in Northern China, has increased and the price erosion of recent years has begun to ease following some rationalisation of industry over-capacity.

Results at **ICI Swire Paints** continue to improve with a profit attributable to Swire Pacific of HK$4 million against a profit of less than HK$1 million in the same period last year. The company continues to register robust sales growth in Mainland China.

Financial review

Net Debt and Gearing

Shareholders' funds and minority interests at 30th June 2002 totalled HK$78,319 million (31st December 2001: HK$77,600 million). At 30th June 2002, net borrowings were HK$14,188 million, compared to HK$16,756 million at 31st December 2001.

The group's gearing ratio was 18%: compared to 22% at 31st December 2001. 55% of the group's gross borrowings were on a fixed rate basis and 45% were on a floating basis.

Loan maturity profile

	HK$M	
Within 1 year	2,410	17%
1 - 2 years	2,769	19%
2 – 5 years	4,843	33%
over 5 years	4,642	31%
	14,664	100%

Currency profile

	HK$M	
Hong Kong Dollar	7,981	54%
United States Dollar	6,070	41%
New Taiwan Dollar	601	4%
Others	12	1%
	14,664	100%

Sources of finance

	HK$M	
Money market and other uncommitted facilities	896	6%
Bank and other loans	2,753	19%
Fixed/floating rate notes	3,200	22%
Private Placement	852	6%
Bonds	2,321	16%
Perpetual capital securities	4,642	31%
	14,664	100%

Committed funds represented 94% of the group's outstanding gross borrowings. The group's undrawn bank facilities at 30th June 2002 amounted to HK$6,309 million, of which HK$4,043 million were committed facilities.

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled companies and third parties at 30th June 2002 amounted to HK$1,374 million compared to HK$1,314 million at 31st December 2001.

Derivative Transactions

In the first half of 2002, Swire Pacific and its subsidiary companies entered into the following derivative transactions for the purpose of hedging underlying financial exposures.

- A currency swap of fixed rate HK$ interest payments (Swire pays) for fixed US$ payments (Swire receives) on US$50 million of fixed rate debt for the next 3 years.
- Options and swaps covering the purchase of 2,850 Metric Tonnes of aluminium for the period July 2002 to June 2003. The aluminium is required for cans used by Swire Beverages.

Those derivative transactions listed on page 35 of the 2001 Annual Report remain outstanding as at 30th June 2002. That report also sets out the group's policy on financial risk management.

Swire Pacific Limited

Consolidated Profit and Loss Account

for the six months ended 30th June 2002 - unaudited

	Note	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Turnover		**7,406**	6,920	15,198
Cost of sales		**(3,627)**	(3,518)	(7,990)
Gross profit		**3,779**	3,402	7,208
Other revenue		**98**	8	47
Distribution costs		**(894)**	(708)	(1,524)
Administrative expenses		**(501)**	(618)	(1,174)
Other operating expenses		**(171)**	(58)	(166)
Operating profit	3	**2,311**	2,026	4,391
Finance charges		**(315)**	(307)	(593)
Finance income		**20**	43	100
Net finance charges	4	**(295)**	(264)	(493)
Share of profits less losses of jointly controlled companies		**214**	140	153
Share of profits less losses of associated companies		**1,042**	943	1,029
Profit before taxation		**3,272**	2,845	5,080
Taxation	5	**354**	271	602
Profit after taxation		**2,918**	2,574	4,478
Minority interests		**184**	165	360
Profit attributable to shareholders		**2,734**	2,409	4,118
Dividends				
Interim - proposed/paid		**621**	559	559
Final - proposed		**-**	-	1,179
		621	559	1,738
		HK¢	HK¢	HK¢
Earnings per share	6			
'A' shares		**176.2**	155.2	265.3
'B' shares		**35.2**	31.0	53.1

	2002 Interim HK¢	2001 Interim HK¢	2001 Final HK¢	2001 Total HK¢
Dividends per share				
'A' shares	**40.0**	36.0	76.0	112.0
'B' shares	**8.0**	7.2	15.2	22.4

Swire Pacific Limited

Consolidated Balance Sheet

at 30th June 2002 - unaudited

	Note	30th June 2002 HK$M	31st December 2001 HK$M
ASSETS			
Non-current assets			
Fixed assets	7	**71,582**	71,261
Jointly controlled companies		**6,108**	8,058
Associated companies		**17,322**	17,685
Investment securities and long-term receivables		**357**	371
Deferred expenditure		**231**	231
Retirement benefit assets		**111**	-
		95,711	97,606
Current assets			
Properties for sale		**2,202**	1,683
Stocks and work in progress		**916**	1,055
Trade and other receivables	8	**1,700**	1,799
Held-to-maturity securities - unlisted		**65**	95
Short-term deposits and bank balances		**317**	271
		5,200	4,903
Current liabilities			
Trade and other payables	9	**7,325**	7,305
Taxation		**349**	209
Bank overdrafts and short-term loans		**981**	1,166
Long-term loans and bonds due within one year		**1,428**	1,748
		10,083	10,428
Net current liabilities		**(4,883)**	(5,525)
Total assets less current liabilities		**90,828**	92,081
Non-current liabilities			
Perpetual capital securities		**4,642**	4,642
Long-term loans and bonds		**7,613**	9,625
Deferred taxation		**38**	24
Deferred liabilities		**95**	96
Retirement benefit liabilities		**121**	94
		12,509	14,481
Minority interests		**4,776**	4,651
NET ASSETS		**73,543**	72,949
CAPITAL AND RESERVES			
Share capital		**931**	931
Reserves	10	**72,612**	72,018
SHAREHOLDERS' FUNDS		**73,543**	72,949

Swire Pacific Limited

Consolidated Cash Flow Statement

for the six months ended 30th June 2002 - unaudited

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Operating activities			
Cash generated from operations	**2,041**	1,632	4,069
Interest paid	**(462)**	(617)	(1,160)
Interest received	**19**	41	100
Profits tax paid	**(71)**	(111)	(206)
	1,527	945	2,803
Dividends received from jointly controlled and associated companies and other investments	**552**	1,117	1,672
Net cash from operating activities	**2,079**	2,062	4,475
Investing activities			
Purchase of fixed assets	**(880)**	(800)	(1,377)
Proceeds from fixed asset disposals	**410**	50	580
Purchase of shareholdings in and loans to jointly controlled companies	**(32)**	(243)	(2,092)
Purchase of shareholdings in and loans to associated companies	**-**	(619)	(623)
Sale of shareholdings in and repayment of loans from jointly controlled companies	**2,088**	90	458
Sale of shareholdings in and repayment of loans from associated companies	**199**	919	966
Sale of shareholdings in and repayment of loans from investment securities	**9**	2	5
Purchase of investment securities	**(35)**	-	(7)
Decrease in long-term receivables	**10**	10	49
Deferred expenditure	**(21)**	(20)	(70)
Net cash generated from/(used in) investing activities	**1,748**	(611)	(2,111)
Financing activities			
Loans drawn and refinancing	**300**	2,510	5,588
Repayment of loans	**(2,641)**	(1,977)	(4,892)
Repayment of loans to minority interests	**(42)**	(93)	(327)
Dividends paid - to shareholders	**(1,179)**	(1,179)	(1,738)
- to minority interests	**(50)**	(203)	(235)
Net cash used in financing activities	**(3,612)**	(942)	(1,604)
Increase in cash and cash equivalents	**215**	509	760
Cash and cash equivalents at 1st January	**(800)**	(1,538)	(1,538)
Currency adjustment	**(14)**	22	(22)
Cash and cash equivalents at end of the period	**(599)**	(1,007)	(800)
Represented by:			
Unlisted held-to-maturity securities maturing within three months	**65**	94	95
Bank balances and short-term deposits maturing within three months	**317**	370	271
Bank overdrafts and short-term loans maturing within three months	**(981)**	(1,471)	(1,166)
	(599)	(1,007)	(800)

Swire Pacific Limited

Consolidated Statement of Changes in Equity

for the six months ended 30th June 2002 - unaudited

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
At 1st January			
- as originally stated	**72,949**	77,423	77,423
- change in accounting policy for retirement benefits (note 2(b))	**(106)**	-	-
- as restated	**72,843**	77,423	77,423
Goodwill reinstated on disposal of subsidiary and jointly controlled companies	**3**	7	163
Decrease in property valuation at the end of the year	**-**	-	(6,137)
Share of deficit on revaluation of investment properties held by jointly controlled companies	**-**	-	(665)
Revaluation surplus on investment properties transferred to operating profit on disposal	**(337)**	-	(181)
Exchange differences on cash flow hedges			
- recognised during the period	**(529)**	477	564
- transferred to the profit and loss account	**(198)**	(80)	(250)
Revaluation surplus/(deficit) on investment securities recognised during the period	**185**	3	(104)
Revaluation surplus on investment securities transferred to operating profit on disposal	**-**	(207)	(207)
Exchange differences	**21**	(31)	(37)
Net (losses)/gains not recognised in the consolidated profit and loss account	**(855)**	169	(6,854)
Profit for the period	**2,734**	2,409	4,118
Dividends paid during the period	**(1,179)**	(1,179)	(1,738)
At end of the period	**73,543**	78,822	72,949
Represented by:			
Balance after proposed dividend	**72,922**	78,263	71,770
Proposed dividend	**621**	559	1,179
	73,543	78,822	72,949

Notes to the condensed consolidated accounts

1. Segment Information

(a) Primary reporting format - business segments by divisions:

Six months ended **30th June 2002**	The Company and its subsidiaries: Turnover HK$M	The Company and its subsidiaries: Operating profit HK$M	The Company and its subsidiaries: Net finance charge HK$M	Jointly controlled companies: Share of profits less losses HK$M	Associated companies: Share of profits less losses HK$M	Group: Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	2,355	1,723	(189)	11		1,545	1,250
Property trading	129	11		52		63	44
Sale of investment properties	410	315				315	314
Hotels and restaurants				(9)	36	27	21
Provision for development properties						-	-
	2,894	**2,049**	**(189)**	**54**	**36**	**1,950**	**1,629**
Aviation							
Airline services and airline catering					654	654	610
Aircraft engineering					126	126	108
Cargo handling					102	102	61
Others							
					882	**882**	**779**
Beverages	**2,365**	**114**	**(23)**	**64**	**-**	**155**	**104**
Marine Services							
Ship repair, land engineering and harbour towage				14		14	11
Container handling				11	124	135	115
Shipowning and operating	456	162	(5)	14		171	168
	456	**162**	**(5)**	**39**	**124**	**320**	**294**
Trading & Industrial							
Car distribution	1,224	5	(4)			1	(22)
Shoe and apparel distribution	325	26		7		33	25
Waste services				37		37	32
Beverages can supply				7		7	7
Paint supply				4		4	4
Other activities	158	66		2		68	67
	1,707	**97**	**(4)**	**57**	**-**	**150**	**113**
Central items	**12**	**(111)**	**(74)**	**-**	**-**	**(185)**	**(185)**
Inter-segment elimination	**(28)**						
Total	7,406	2,311	(295)	214	1,042	3,272	2,734

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format - geographical segments:

	Turnover: Six month ended 30th June 2002 HK$M	Turnover: Six month ended 30th June 2001 HK$M	Turnover: Year ended 31st December 2001 HK$M	Operating profit/(loss): Six month ended 30th June 2002 HK$M	Operating profit/(loss): Six month ended 30th June 2001 HK$M	Operating profit/(loss): Year ended 31st December 2001 HK$M
Hong Kong	**3,938**	3,653	7,746	**2,009**	1,704	3,603
Asia (excluding Hong Kong)	**1,642**	1,610	3,256	**42**	104	178
North America	**1,370**	1,252	3,303	**98**	85	274
Shipowning and operating	**456**	405	893	**162**	133	336
	7,406	6,920	15,198	**2,311**	2,026	4,391

The activities of the Swire Pacific group are based mainly in Hong Kong. Shipowning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

1. Segment Information

(a) Primary reporting format - business segments by divisions (continued):

Six months ended **30th June 2001**	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charge HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	2,382	1,758	(199)	13		1,572	1,337
Property trading	174	1		23		24	14
Sale of investment properties						-	-
Hotels and restaurants				(21)	30	9	2
Provision for development properties						-	-
	2,556	**1,759**	**(199)**	**15**	**30**	**1,605**	**1,353**
Aviation							
Airline services and airline catering					656	656	601
Aircraft engineering					87	87	78
Cargo handling					38	38	23
Others			6			6	2
		-	**6**	**-**	**781**	**787**	**704**
Beverages	**2,207**	**105**	**(40)**	**45**	**-**	**110**	**85**
Marine Services							
Ship repair, land engineering and harbour towage				23		23	22
Container handling				13	132	145	124
Shipowning and operating	405	133	(24)	2		111	109
	405	**133**	**(24)**	**38**	**132**	**279**	**255**
Trading & Industrial							
Car distribution	1,321	80	(8)			72	41
Shoe and apparel distribution	300	30		5		35	28
Waste services				38		38	29
Beverages can supply				(17)		(17)	(17)
Paint supply				1		1	-
Other activities	147	(11)		15		4	2
	1,768	**99**	**(8)**	**42**	**-**	**133**	**83**
Central items	**13**	**(70)**	**1**	**-**	**-**	**(69)**	**(71)**
Inter-segment elimination	**(29)**						
Total	**6,920**	**2,026**	**(264)**	**140**	**943**	**2,845**	**2,409**

1. Segment Information

(a) Primary reporting format - business segments by divisions (continued):

Year ended 31st December 2001	The Company and its subsidiaries Turnover HK$M	 Operating profit HK$M	 Net finance charge HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	4,828	3,471	(352)	19		3,138	2,571
Property trading	1,092	128		210		338	346
Sale of investment properties	261	205				205	205
Hotels and restaurants				(57)	50	(7)	(17)
Provision for development properties				(312)		(312)	(312)
	6,181	**3,804**	**(352)**	**(140)**	**50**	**3,362**	**2,793**
Aviation							
Airline services and airline catering					373	373	282
Aircraft engineering					155	155	139
Cargo handling					156	156	96
Others			6			6	3
		-	**6**	**-**	**684**	**690**	**520**
Beverages	**4,661**	**304**	**(58)**	**85**	**-**	**331**	**252**
Marine Services							
Ship repair, land engineering and harbour towage				36		36	33
Container handling				25	295	320	272
Shipowning and operating	893	336	(28)	9		317	312
	893	**336**	**(28)**	**70**	**295**	**673**	**617**
Trading & Industrial							
Car distribution	2,603	96	(14)			82	19
Shoe and apparel distribution	590	47	(1)	9		55	37
Waste services				121		121	97
Beverages can supply				(27)		(27)	(27)
Paint supply				13		13	12
Other activities	301	(31)		22		(9)	(8)
	3,494	**112**	**(15)**	**138**	**-**	**235**	**130**
Central items	**96**	**(165)**	**(46)**	**-**	**-**	**(211)**	**(194)**
Inter-segment elimination	(127)						
Total	15,198	4,391	(493)	153	1,029	5,080	4,118

2. Basis of preparation and accounting policies

The interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2001 annual report, with the exception of changes in accounting policies to comply with new and revised Statements of Standard Accounting Practice ("HK SSAPs") issued by the Hong Kong Society of Accountants, which are effective for accounting periods commencing on or after 1st January 2002, as set out below.

(a) On adoption of HK SSAP 11 (revised) "Foreign currency translation", the profit and loss accounts of subsidiary, jointly controlled and associated companies denominated in foreign currencies are translated at the weighted average exchange rates during the year. In previous years these were translated at exchange rates ruling at the balance sheet date. The effects of such change is not material to the accounts.

(b) In 2002, the group implemented HK SSAP 34 "Employee benefits". In accordance with this standard, retirement benefit costs are assessed using the projected unit credit method. Under this method, plan assets are measured at fair value and retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating to the terms of the related liability. This is a change in accounting policy as in previous years retirement benefit costs were charged to the profit and loss account based on actuarial determinations of contributions payable in that year, using the attained age normal method. The effect of this change has been to decrease the opening revenue reserve at 1st January 2002 by HK$106 million. Comparatives have not been restated.

(c) Certain presentational changes have been made upon the adoption of HK SSAP 1 (revised) "Presentation of financial statements" and HK SSAP 15 (revised) "Cash flow statements".

This interim report has been prepared in accordance with HK SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Operating profit

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**2,710**	2,614	6,035
Depreciation of fixed assets	**256**	258	517
Operating lease rental:			
Land and buildings	**46**	43	76
Other equipment	**15**	9	18
Amortisation of deferred expenditure	**29**	39	118
Impairment loss on investment securities	**29**	-	-
and after crediting:			
Gross rental income	**2,324**	2,354	4,769
Less: Outgoings	**464**	453	1,001
Net rental income	**1,860**	1,901	3,768
Charter hire income	**456**	405	893
Profit on sale of development properties	**25**	22	170
Profit on sale of fixed assets	**314**	3	205
Profit on sale of a jointly controlled company	**69**	-	-

4. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Interest charged on:			
Bank loans and overdrafts	**46**	201	360
Other loans and bonds	**413**	438	835
Deferred into properties under development for sale:			
-subsidiary companies	**(14)**	(44)	(68)
-jointly controlled companies	**(38)**	(152)	(267)
Capitalised on:			
-investment properties	**(87)**	(136)	(255)
-vessels	**(5)**	-	(12)
	315	307	593
Interest income on:			
Short-term deposits and bank balances	**(6)**	(7)	(15)
Other loans	**(14)**	(36)	(85)
	(20)	(43)	(100)
	295	264	493

5. Taxation

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Hong Kong	**167**	104	220
Overseas	**44**	41	91
Tax on profits of jointly controlled companies	**39**	27	105
Tax on profits of associated companies	**104**	99	186
	354	271	602

Hong Kong profits tax is calculated at 16.0% (2001: 16.0%) on the estimated assessable profits for the period. Overseas taxation is calculated at tax rates applicable in countries in which the group is assessable for tax.

6. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders for the period ended 30th June 2002 of HK$2,734 million (2001: HK$2,409 million) by the weighted average number of 940,111,885 'A' shares and 3,059,301,271 'B' shares in issue during the period and throughout 2001.

7. Fixed assets

	Properties	Plant and machinery	Vessels	Total
	HK$M	HK$M	HK$M	HK$M
Cost or valuation:				
At 31st December 2001	68,578	3,852	3,071	75,501
Translation differences	27	32	1	60
Additions	392	118	462	972
Disposals	(422)	(75)	(75)	(572)
At 30th June 2002	68,575	3,927	3,459	75,961
Depreciation:				
At 31st December 2001	507	2,465	1,268	4,240
Translation differences	2	19	-	21
Charge for the period	31	171	54	256
Disposals	-	(63)	(75)	(138)
At 30th June 2002	540	2,592	1,247	4,379
Net book value:				
At 30th June 2002	68,035	1,335	2,212	71,582
At 31st December 2001	68,071	1,387	1,803	71,261

8. Trade and other receivables

Trade and other receivables of HK$1,700 million includes trade debtors of HK$1,220 million. The aged analysis of these is as follows:

	30th June 2002	31st December 2001
	HK$M	HK$M
Under three months	**1,109**	991
Between three and six months	**63**	146
Over six months	**48**	30
	1,220	1,167

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

9. Trade and other payables

Trade and other payables of HK$7,325 million includes trade creditors of HK$615 million. The aged analysis of these is as follows:

	30th June 2002	31st December 2001
	HK$M	HK$M
Under three months	**609**	510
Between three and six months	**2**	20
Over six months	**4**	4
	615	534

10. Reserves

	Revenue reserve	Property valuation reserve	Share premium account	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
At 31st December 2001							
- as originally stated	41,583	28,752	342	21	134	1,186	72,018
- change in accounting policy for retirement benefits (note 2(b))	(106)	-	-	-	-	-	(106)
- as restated	41,477	28,752	342	21	134	1,186	71,912
Profit for the period	2,734	-	-	-	-	-	2,734
2001 final dividend	(1,179)	-	-	-	-	-	(1,179)
Goodwill reinstated on disposal of a subsidiary company	3	-	-	-	-	-	3
Revaluation surplus on investment properties transferred to operating profit on disposal	-	(337)	-	-	-	-	(337)
Exchange differences on cash flow hedges							
- recognised during the period	-	-	-	-	-	(529)	(529)
- transferred to profit for the period	-	-	-	-	-	(198)	(198)
Revaluation surplus on investment securities recognised during the period	-	-	-	-	185	-	185
Exchange differences	21	-	-	-	-	-	21
At 30th June 2002	43,056	28,415	342	21	319	459	72,612

The revenue reserve includes HK$621 million representing the proposed interim dividend for the period (31st December 2001: HK$1,179 million representing the proposed final dividend for 2001).

11. Contingencies and commitments

	30th June 2002	31st December 2001
	HK$M	HK$M
(a) Outstanding commitments for capital expenditure at the end of the period:		
Contracted for but not provided for in the accounts	**2,364**	1,915
Authorised by Directors but not contracted for	**481**	1,405
(b) Guarantees have been given in respect of bank loans and other liabilities outstanding at the end of the period amounting to:		
Jointly controlled companies	**1,225**	1,226
Third parties	**149**	88
	1,374	1,314

12. Related party transactions

There are agreements for services, in respect of which John Swire & Sons Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. Services fees are calculated as 2.5% (2001: 2.5%) of the relevant company's consolidated profit before tax, extraordinary items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but including dividends receivable from these companies.

The following is a summary of the significant transactions between the group and related parties which were carried out in the normal course of the group's business:

		For the six months ended 30th June							
		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
		2002	2001	2002	2001	2002	2001	2002	2001
Note		HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
(a)	Revenue from sales of goods and rendering of services	15	12	5	5	-	-	-	-
(a)	Purchases of goods and services	95	84	15	7	5	5	-	-
(b)	Rental revenue	7	5	3	3	4	2	21	23
(c)	Interest income	4	6	10	23	-	-	-	-
(c)	Interest charges	4	8	-	-	-	-	-	-

None of the above related party transactions constitutes a discloseable connected transaction as defined in the Listing Rules.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Quasi-equity loans advanced to jointly controlled and associated companies are non-interest bearing whilst other loans advanced to and loans due to jointly controlled companies bear interest at market rates. These loans have no fixed settlement dates.

SUPPLEMENTARY INFORMATION

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Share capital

During the period under review, Swire Pacific Limited did not purchase, sell or redeem any shares in Swire Pacific Limited.

Subsequently, Swire Pacific Limited made the following purchases of its shares on the Hong Kong stock exchange. These purchases were made for the benefit of the Company and the shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

	Month	*Number purchased*	*Highest price paid*	*Lowest price paid*	*Total cost*
			HK$	*HK$*	*HK$*
'A' shares	July	1,410,000	39.40	38.10	54,619,350
'B' shares	July	7,965,000	5.60	5.50	44,269,000

Interim report

The 2002 interim report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website on 20th August 2002 and printed copies will be sent to shareholders on the same day.

For further information, please contact:

Mr. Andrew Herdman: 2840-8092

Ms. Maisie Shun Wah: 2840-8097

PAID ADVERTISEMENT IN OVERSEAS PRESS

SWIRE PACIFIC LIMITED

2002 Interim Results Highlights - unaudited

Profit attributable to shareholders	US$351M	+13.5%
Earnings per share	22.6¢	+13.5%
Dividends per share	5.1¢	+11.1%

"Modest profit growth underscores resilience and breadth of earnings."

James Hughes-Hallett
Chairman, Swire Pacific Limited
Hong Kong, 8th August 2002

Notes:

1. Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.
2. All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.8.